                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-56402
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                                   PROSPECTUS
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                         569,981 Shares of Common Stock

                                NIKU CORPORATION

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        The shares of common stock covered by this prospectus were previously issued by Niku in connection with its acquisitions of bSource.com, Inc. and 600 Monkeys, Inc. These shares may be offered and sold over time by the stockholders named in this prospectus under the heading "Selling Stockholders."

        Our common stock currently trades on the Nasdaq National Market under the symbol "NIKU." The last reported sale price on March 9, 2001 was $5.94 per share.

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        INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. PLEASE CAREFULLY CONSIDER THE "RISK FACTORS" BEGINNING ON PAGE 1 OF THIS PROSPECTUS.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  The date of this prospectus is March 9, 2001.

                                TABLE OF CONTENTS


Forward Looking Statements.................   ii  Plan of Distribution.....................   12
Risk Factors...............................    1  Legal Matters............................   14
Use of Proceeds............................   10  Experts..................................   14
Selling Stockholders.......................   11  Where You Can Find More Information......   14


     Unless the context otherwise requires, the terms "we," "our," "us" and "Niku" refer to Niku Corporation, a Delaware corporation, and its subsidiaries.

                           FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated by reference into this prospectus contain forward-looking statements within the meaning of the Securities laws. These forward-looking statements are not historical facts, but rather are based on current expectations, estimates and beliefs. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks" and "estimates," and variations of these words and similar expressions, are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks and uncertainties, some of which are beyond our control and difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties include those described in "Risk Factors" and elsewhere in this prospectus and the documents incorporated by reference into this prospectus. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

                                  RISK FACTORS


        You should carefully consider the risks described below before making an investment decision. We do not undertake any commitment to update these risks as circumstances change. Additional risks not presently known to us, or that we currently deem immaterial, may also harm our business. Our business could be seriously harmed by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

WE ARE AN EARLY STAGE COMPANY WHICH MAKES IT DIFFICULT TO EVALUATE OUR CURRENT BUSINESS

        We were incorporated in January 1998 and have a limited operating history. We began licensing our Internet software in December 1998 and the latest version of our eNiku software in October 2000. Therefore, we have only a limited operating history upon which to base an evaluation of our current business and prospects.

DUE TO OUR LIMITED OPERATING HISTORY, IT IS DIFFICULT TO PREDICT OUR FUTURE OPERATING RESULTS

        Due to our limited operating history, it is difficult or impossible for us to predict future results of operations. For example, we cannot forecast operating expenses based on our historical results because we have recently introduced new versions of our software, have acquired a number of companies, and begun to pursue additional markets, and we are required to forecast our expenses in part based on future revenue projections.

WE HAVE INCURRED LOSSES DURING OUR OPERATING HISTORY AND EXPECT TO INCUR FUTURE LOSSES FOR THE FORESEEABLE FUTURE

        We have experienced operating losses in each quarterly and annual period since we were formed and expect to incur significant losses in the future. As of January 27, 2001, we had an accumulated deficit of $170.4 million. We expect to significantly increase our research and development, sales and marketing, and general and administrative expenses, in part as a result of our recent acquisitions. In addition, as a result of our acquisitions, we will record non-cash charges for the amortization of goodwill and other intangible assets as these assets are amortized over the next three to five years. Further, we will incur substantial stock-based compensation expense in future periods, which represents non-cash charges incurred as a result of the issuance of stock and stock options prior to our initial public offering on February 28, 2000. As a result of these factors, we will need to significantly increase our revenue to achieve and maintain profitability. We may not be able to sustain our recent revenue growth rates. In fact, we may not have any revenue growth, and our revenues could decline. Our failure to continue to significantly increase our revenues would seriously harm our business and operating results.

        Due to these and other factors, we believe that period-to-period comparisons of our results of operations are not meaningful and should not be relied upon as indicators of our future performance. It is possible that in some future periods, our revenue growth or other results of operations may be below the expectations of investors. If this occurs, the price of our common stock will decline.

OUR QUARTERLY FINANCIAL RESULTS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS AND IF OUR FUTURE RESULTS ARE BELOW THE EXPECTATIONS OF INVESTORS, THE PRICE OF OUR COMMON STOCK WILL DECLINE

        Our results of operations could vary significantly from quarter to quarter. We expect to incur significant sales and marketing expenses to promote our products and services. Our quarterly operating results are likely to be particularly affected by the number of customers licensing our products during any quarter as well as sales and marketing and other expenses for a particular quarterly period.

        Other factors that could affect our quarterly operating results include:

                - our ability to attract new customers and retain and sell additional products and services to current customers;

                - the announcement or introduction of new products or services by us or our competitors;

                - changes in the pricing of our products and services or those of our competitors;

                - variability in the mix of our products and services revenues in any quarter; and

                - the amount and timing of operating costs and capital expenditures relating to expansion of our business.

        Due to these and other factors, we believe that period-to-period comparisons of our results of operations are not meaningful and should not be relied upon as indicators of our future performance. It is possible that in some future periods, our revenue growth or other results of operations may be below the expectations of investors. If this occurs, the price of our common stock will decline.

WE MUST COLLECT OUR RECEIVABLES IN A TIMELY FASHION AND WE DID NOT DO SO IN OUR MOST RECENT FISCAL QUARTER

        In the fiscal quarter ended January 27, 2001, our days sales outstanding
(DSO) increased to approximately 132 days from 90 days in the prior quarter. We believe this number of DSOs is significantly higher than that for other enterprise software companies. We are working to improve the timeliness of collection of our receivables, but no assurance can be given that we will be successful in doing so.

WE EXPECT TO FACE SEASONALITY IN OUR SALES, WHICH COULD CAUSE OUR QUARTERLY OPERATING RESULTS TO FLUCTUATE

        We expect to experience seasonality in the sales of our products and services. For example, we anticipate that sales may be lower in our first fiscal quarter due to patterns in the capital budgeting and purchasing cycles of our current and prospective customers as well as due to our sales commission structure. We also expect that sales may decline during summer months, particularly in European markets. These seasonal variations in our sales may lead to fluctuations in our quarterly operating results.

OUR PRODUCTS HAVE A LONG SALES CYCLE WHICH MAKES IT DIFFICULT TO PREDICT OUR QUARTERLY RESULTS AND MAY CAUSE OPERATING RESULTS TO VARY SIGNIFICANTLY

        The sales cycle for our products is long, typically from three to six months, making it difficult to predict the quarter in which we may recognize revenue from a sale, if at all. Our products often are part of a significant strategic decision by our customers regarding their information systems. Accordingly, the decision to license our products typically requires significant pre-purchase evaluation. We spend substantial time educating and providing information to prospective customers regarding the use and benefits of our products. During this evaluation period, we may expend significant funds in sales and marketing efforts.

        Our lengthy sales cycle may cause license revenue and other operating results to vary significantly from period to period. If anticipated sales from a specific customer for a particular quarter are not realized in that quarter, our operating results may vary significantly.

A SIGNIFICANT PORTION OF OUR SALES FORCE IS LARGELY NEW AND UNPROVEN; IF WE FAIL TO EXPAND AND STRENGTHEN OUR DIRECT AND INDIRECT SALES CHANNELS, OUR ABILITY TO INCREASE REVENUES WILL BE LIMITED

        In order to grow our business, we need to increase market awareness and sales of our products and services. To achieve this goal, we need to increase both our direct and indirect sales channels. Our failure to do so could harm our ability to increase revenue. We currently receive substantially all of our revenue from direct sales, but intend to increase sales through indirect sales channels in the future. Our direct sales force is in large part new and unproven. If these new sales personnel do not become effective in a timely manner, our revenues could be harmed. We also need to expand our direct sales force by hiring additional salespersons and sales management. There is strong competition for qualified sales personnel in our business, and it may not be able to attract and retain sufficient new sales personnel to expand our operations.

        We intend to pursue increased revenue from indirect sales channels, which involves selling our software through value added resellers and other third parties. As of January 27, 2001, 31 of these other companies market our products. These resellers offer our software products to their customers together with consulting and implementation services or integrate our software solutions with other software. We also intend to offer our Internet software through application service providers, who install our software on their own computer servers and charge their customers for access to our software. We are seeking to expand our indirect sales channel to involve more relationships with third parties in the current fiscal year and we may not be able to do so successfully.

WE HAVE SOLD AND CONTINUE TO SELL OUR PRODUCTS TO COMPANIES AS PART OF BROADER BUSINESS RELATIONSHIPS AND REVENUE FROM THESE CONTRACTS MAY NOT BE INDICATIVE OF FUTURE REVENUE

        We have licensed our products to companies from whom we have purchased products and services under separate arrangements. These companies generally consist of companies to whom we license our software and (1) from whom we receive software for use in our business or incorporation into our products and
(2) from whom we purchase development or implementation services. During the fiscal years ended January 27, 2001 and January 29, 2000, we derived approximately $13.7 million and $3.5 million, respectively, of our total revenues from customers from who we received products or services, of which approximately $0.6 million and $1.5 million, respectively, involved nonmonetary exchanges.

        Our software licenses to these companies are typically non-exclusive, have a perpetual term and may only be terminated if the terms of the license are violated. Our agreements with companies providing services to or for us have varying terms and may generally be terminated before the end of the term if there is a breach of the agreement. It may be more difficult to sell our products and services to potential customers if we do not also agree to use the software products or services that a potential customer provides. We cannot assure you that we will be successful in licensing our products to customers without having to enter broader relationships with them.


TO DATE, CUSTOMERS HAVE NOT DEPLOYED OUR PRODUCTS ON A LARGE SCALE AND WE MAY EXPERIENCE CUSTOMER DISSATISFACTION AND LOST SALES IF OUR PRODUCTS DO NOT ACCOMMODATE LARGE-SCALE DEPLOYMENTS

        Our software must be able to accommodate substantial increases in the number of people using our products. Our products have not been tested in the context of large-scale customer implementations. If our customers cannot successfully implement large-scale deployments, or if they determine that our products cannot accommodate large-scale deployments, we could lose some or all of our existing customers and be unable to obtain new customers.

IMPLEMENTATION OF OUR PRODUCTS BY LARGE CUSTOMERS MAY BE COMPLEX AND CUSTOMERS COULD BECOME DISSATISFIED IF IMPLEMENTATION OF OUR PRODUCTS PROVES DIFFICULT, COSTLY OR TIME-CONSUMING

        Our products must integrate with many existing computer systems and software programs used by our customers. Integrating with many other computer systems and software programs can be complex, time-consuming and expensive, and cause delays in the deployment of our products. Because we are one of the first companies to offer products designed for services relationship management, many customers will be facing these integration issues for the first time in the context of services relationship management software. Customers could become dissatisfied with our products if implementations prove to be difficult, costly or time-consuming.

WE EXPECT TO DEPEND ON LICENSES OF OUR SOFTWARE PRODUCTS FOR A MAJORITY OF OUR REVENUE FOR THE FORESEEABLE FUTURE

        We anticipate that revenue from the license of our software products and related services will continue to constitute the sources of our revenue for the foreseeable future. Consequently, a decline in the price of or demand for these products and related services, or their failure to achieve broader market acceptance, would seriously harm our business.

WE EXPECT REVENUE FROM OUR PRODUCTS TO BE CONCENTRATED IN A RELATIVELY SMALL NUMBER OF CUSTOMERS

        We expect to derive a significant portion of our revenue from a relatively small number of customers for the foreseeable future. As a result, if we lose a major customer or a major prospective customer, our quarterly and annual results of operations could be harmed. We cannot be certain that customers that have accounted for significant revenues in past periods, individually or as a group, will continue to purchase products or renew our services in any future period.

THE MARKET FOR OUR PRODUCTS AND SERVICES IS NEWLY EMERGING AND CUSTOMERS MAY NOT ACCEPT OUR PRODUCTS AND SERVICES

        The market for services relationship management software products and services is newly emerging. Services organizations have not traditionally automated the management of their business processes. We cannot be certain that this market will continue to develop and grow, or that companies will elect to utilize our products and services rather than attempt to develop applications internally or through other sources. In addition, the use of the Internet, as well as corporate intranets and extranets, has not been widely adopted for services relationship management.

Companies that have already invested substantial resources in other methods may be reluctant to adopt a new approach that may replace, limit or compete with their existing systems or methods. We expect that it will need to continue intensive marketing and sales efforts to educate prospective customers about the uses and benefits of our products and services. Therefore, demand for and market acceptance of our products and services will be subject to a high level of uncertainty.

DEFECTS IN OUR PRODUCTS OR SERVICES COULD RESULT IN LOSS OF OR DELAY IN REVENUE, LOSS OF MARKET SHARE, FAILURE TO ACHIEVE MARKET ACCEPTANCE OR INCREASED COSTS

        Products and services as complex as those we offer or develop frequently contain undetected defects or errors. Despite internal testing and testing by our customers or potential customers, defects or errors may occur in our existing or future products and services. For example, from time to time in the past, versions of our software that have been delivered to customers have contained errors. In the future, if we are not able to detect and correct errors prior to release, we may experience a loss of or delay in revenue, loss of market share, failure to achieve market acceptance or increased costs to remediate errors, any of which could significantly harm our business.

        Defects or errors could also result in tort or warranty claims. Although where practical we attempt to reduce the risk of losses resulting from any claims through warranty disclaimers and liability limitation clauses in our customer agreements, these contractual provisions may not be enforceable in every instance. Furthermore, although we maintain errors and omissions insurance, this insurance coverage may not adequately cover us for claims. If a court refused to enforce the liability-limiting provisions of our contracts for any reason, or if liabilities arose that were not contractually limited or adequately covered by insurance, our business could be harmed.

SYSTEM FAILURE MAY CAUSE INTERRUPTION OF OUR SERVICES

        Our systems and operations are vulnerable to damage or interruption from human error, natural disasters, power loss, telecommunications failures, break-ins, sabotage, computer viruses, intentional acts of vandalism and similar events. We do not have a formal disaster recovery plan or alternative provider of hosting services. In addition, we do not carry sufficient business interruption insurance to compensate us for losses that could occur.

WE DEPEND ON DISTRIBUTION, MARKETING AND TECHNOLOGY RELATIONSHIPS AND IF OUR CURRENT AND FUTURE RELATIONSHIPS ARE NOT SUCCESSFUL, OUR BUSINESS MAY BE HARMED

        We rely on distribution, marketing and technology relationships with a variety of companies. These distribution, marketing and technology relationships include relationships with:

                -  the Niku Partners Network of consulting firms; and

                - third party vendors of e-commerce and Internet software, such as Actuate, Allaire, Extensity, Fulcrum, Microsoft, Oracle, Seagate Software and Verity, whose products or technologies we incorporate into or integrate with our products, such as development tools, databases and search engines.

        We depend on these companies to promote our products, provide our direct sales force with customer leads, integrate and implement our products with those of customers or provide enhanced functionality to our products. Some of these relationships are not documented in writing, or are governed by agreements that can be terminated by either party with little or no prior notice or do not provide for minimum payments to us.

        Companies with which we have a distribution, marketing or technology relationship may promote products or services of several different companies, including, in some cases, products or services that compete with us. These companies may not devote adequate resources to selling or promoting our products and services. We may not be able to maintain these relationships or enter into additional relationships in the future.

MARKET ACCEPTANCE OF OUR PRODUCTS AND SERVICES MAY SUFFER IF WE ARE UNABLE TO INCORPORATE THE RAPID TECHNOLOGICAL CHANGES IN OUR INDUSTRY INTO OUR PRODUCTS

        Rapidly changing technology and standards may impede market acceptance of our products and services. Our current products and services have been designed based upon currently prevailing technology. If new technologies emerge that are incompatible with our products, our key products and services may become obsolete and our existing and potential customers may seek alternatives to our products and services. We may not be able to quickly adapt to any new Internet technology.

        Additionally, we have designed our products to work with databases such as Oracle Enterprise Server and Microsoft SQL Server and operating systems such as Windows NT and Sun Solaris. Any changes to those databases or systems, or increasing popularity of other databases or systems, may require us to modify our products or services and could cause us to delay releasing future products and enhancements. As a result, uncertainties related to the timing and nature of new product announcements, introductions or modifications by vendors or operating systems, databases, web servers and other enterprise and Internet-based applications could delay our product development, increase our product development expenses or cause customers to delay evaluation, purchase and deployment of our products.

BECAUSE WE HAVE EXPANDED OUR OPERATIONS, OUR SUCCESS WILL DEPEND ON OUR ABILITY TO INTEGRATE THE COMPANIES WE HAVE AND WILL ACQUIRE, MANAGE OUR EXPECTED GROWTH, IMPROVE OUR EXISTING SYSTEMS AND IMPLEMENT NEW SYSTEMS, PROCEDURES AND CONTROLS

        We have rapidly and significantly expanded our operations and expect to continue to expand our operations. Much of the growth has come from the acquisition of other companies. This growth has placed, and continues to place, a significant strain on our managerial, operational, financial and other resources. Our ability to compete effectively and to manage future expansion of our operations, if any, will require us to continue to improve our financial and management controls, reporting systems and procedures on a timely basis. We may not be able to manage our growth efficiently.

ACQUISITIONS MAY PRESENT RISKS TO OUR BUSINESS

        Future and recent acquisitions could create risks for us, including:

                - amortization of expenses related to goodwill and other intangible assets;

                - difficulties in assimilating the acquired personnel, operations, technologies or products;

                - the inability to effectively market and sell our products to the acquired company's customers;

                -  unanticipated costs associated with the acquisitions;

                -  the need to manage geographically-dispersed operations;

                - diversion of management's attention from other business concerns;

                -  the inability to retain the acquired employees; and

                - adverse effects on us or the acquired company's existing business relationships.

        To varying degrees, these risks, have been evident in our acquisitions to date. If we experience ongoing difficulties in assimilating acquired businesses, products or technologies, our ongoing business could be disrupted, our management and employees could be distracted and we could incur increased expenses. Furthermore, we may issue equity securities to pay for any future acquisitions, which could be dilutive to our existing stockholders. We may also incur debt or assume unknown liabilities in connection with acquisitions.

OUR INCREASED INTERNATIONAL ACTIVITIES MAY NOT RESULT IN INCREASED REVENUE

        During the last twelve months, we have expanded our operations into Canada, the United Kingdom, France, The Netherlands, Sweden, Germany, Switzerland and Australia. In the future, we intend to expand our operations into other areas, particularly Southern Europe the Asia-Pacific region. We believe we must expand the sales of our products and services outside the United States and hire additional international personnel. In connection with this expansion, we must accommodate the longer sales cycle that exist in international markets. We also will need to develop internationalized versions of our products and marketing and sales materials. Therefore, we expect to commit significant resources to expand our international sales, marketing and development. We may not be successful in marketing our products and services to customers in markets outside the United States, where adoption of the Internet and electronic commerce may evolve slowly or may not evolve at all.

INCREASED INTERNATIONAL ACTIVITIES WILL EXPOSE US TO ADDITIONAL OPERATIONAL CHALLENGES THAT WE MIGHT NOT OTHERWISE FACE

        If we succeed in increasing our international activities, we will be exposed to additional operational challenges that we would not otherwise face if we conducted our operations only in the United States. These include:

                - currency exchange rate fluctuations, particularly if we sell our products in denominations other than U.S. dollars;

                - the longer sales cycle in international markets, as well as seasonal fluctuations in purchasing patterns in other countries, particularly declining sales during summer months in European markets;

                -  tariffs, export controls and other trade barriers;

                - difficulties in collecting accounts receivable in foreign countries;

                -  the burdens of complying with a wide variety of foreign laws;

                - reduced protection for intellectual property rights in some countries, particularly in Asia; and

                - the need to develop internationalized versions of our products and marketing and sales materials.

THERE IS COMPETITION IN OUR MARKET, WHICH COULD MAKE IT DIFFICULT TO ATTRACT CUSTOMERS, CAUSE US TO REDUCE PRICES AND RESULT IN REDUCED GROSS MARGINS OR LOSS OF MARKET SHARE

        The market for products and services is competitive, dynamic and subject to frequent technological changes. The intensity of competition and the pace of change are expected to increase in the future. Our products and services primarily compete with solutions that have been developed by potential customers' in-house developers and IT departments. In addition, we face competition from a number of competitors offering products and services that vary in functionality. These include:

                - developers of professional services automation software and related Internet-based applications;

                - providers of hosted software for IT consultants and internal IT departments;

                -  developers of project management software; and

                - enterprise resource planning software companies that are developing software or applications for services organizations such as Oracle, Peoplesoft, SAP and Siebel Systems.

        We believe that there are a number of companies that offer products that provide some of the functionality of our products. However we do not believe any one company has a dominant position in our market as a whole.

        We expect additional competition from other established and emerging companies as the professional services automation market continues to develop. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which could seriously harm our business. We may not be able to compete successfully against current and future competitors.

WE DEPEND ON THE CONTINUED SERVICES OF OUR EXECUTIVE OFFICERS

        Our future success depends upon the continued service of our executive officers, particularly Farzad Dibachi, our chief executive officer. None of our executive officers is bound by an employment agreement for any specific term or which prevents them from terminating their employment at any time. Our business would be seriously harmed if we lost the services of one or more of our executive officers or if one or more of them decide to join a competitor or otherwise compete directly or indirectly with us.

IN ORDER TO GROW OUR BUSINESS, WE MUST ATTRACT AND RETAIN QUALIFIED PERSONNEL AT A TIME WHEN COMPETITION FOR PERSONNEL IN OUR INDUSTRY IS INTENSE

        We must attract, assimilate and retain qualified employees to be successful. We may be unable to attract, assimilate or retain highly qualified employees. In particular, we believe that we will need to hire additional engineering personnel. We have from time to time in the past experienced, and we expect in the future to continue to experience, difficulty in hiring highly skilled employees with appropriate qualifications as a result of our rapid growth and expansion. Attracting and retaining qualified personnel with experience in the software and Internet industries is an additional challenge for us. There is a shortage of qualified technical personnel and competition for this personnel is intense in our industry, particularly in the San Francisco Bay Area, where our headquarters is located. We may not be able to attract, assimilate or retain and motivate new personnel.

WE MIGHT NOT BE ABLE TO PROTECT AND ENFORCE OUR INTELLECTUAL PROPERTY RIGHTS

        We regard substantial elements of our products and services as proprietary and attempt to protect them by relying on patent, trademark, service mark, copyright and trade secret laws and restrictions, as well as confidentiality procedures and contractual provisions. Any steps we take to protect our intellectual property may be inadequate, time consuming and expensive. Furthermore, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property, which could harm our business.

        It is possible that no patents will issue from our currently pending patent applications. Moreover, new patent applications may not result in issued patents and may not provide us with any competitive advantages over, or may be challenged by, third parties.

        We have applied for registration of, among other marks, the Niku logo, Niku and eNiku trademarks with the U.S. Patent and Trademark Office. Although we rely on copyright laws with respect to our software, we have not made any copyright registration with any government entity with respect to our software.

        Legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in software or Internet-related industries are uncertain and still evolving, and the future viability or value of any of our intellectual property rights is uncertain. Effective trademark, copyright and trade secret protection may not be available in every country in which our products are distributed or made available. Furthermore, our competitors may independently develop similar technologies that substantially limit the value of our intellectual property or design around patents issued to us.

THIRD PARTIES MIGHT BRING INFRINGEMENT CLAIMS AGAINST US OR OUR THIRD-PARTY SUPPLIERS THAT COULD HARM OUR BUSINESS

        In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights, particularly in our software and Internet industries. We could become subject to intellectual property infringement claims as the number of our competitors grows and our products and services overlap with competitive offerings. These claims, even if not meritorious, could be expensive and divert management's attention from operating our company. If we become liable to third parties for infringement of their intellectual property rights, we could be required to pay a substantial damage award and to develop noninfringing technology, obtain a license or cease selling the products that contain the infringing intellectual property. We may be unable to develop noninfringing technology or obtain a license on commercially reasonable terms, if at all.

        In addition, as part of our product licenses, we agree to indemnify our customers against claims that our products infringe upon the intellectual property rights of others. We could incur substantial costs in defending ourselves and our customers against infringement claims. In the event of a claim of infringement, we and our customers may be required to obtain one or more licenses from third parties. We cannot assure you that we or our customers could obtain necessary licenses from third parties at a reasonable cost, or at all.

WE ARE UNCERTAIN OUR ABILITY TO OBTAIN ADDITIONAL FINANCING FOR OUR FUTURE CAPITAL NEEDS

        We may need to raise additional funds in order to fund rapid expansion, expand our marketing activities, develop new or enhance existing services or products, respond to competitive pressures or acquire complementary businesses, products or technologies. We may also need to raise funds in the future to meet our working capital needs. Additional financing may not be available on terms favorable to us, or at all. If we issue additional equity securities, stockholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of the then existing holders of our common stock.

THE SUCCESS OF OUR BUSINESS DEPENDS ON THE ADOPTION OF THE INTERNET FOR ELECTRONIC COMMERCE AND COMMUNICATIONS


        Our business is based on providing software for services organizations using the Internet. Therefore, in order for our business to be successful, the Internet must be widely adopted, in a timely manner, as a means of electronic commerce and communication relating to professional services. Because electronic commerce and communication over the Internet are new and evolving, it is difficult to predict the size of this market and our sustainable growth rate. To date, many businesses and consumers have been deterred from utilizing the Internet for a number of reasons, including, but not limited to:

                -  potentially inadequate development of network infrastructure;

                - security concerns, including the potential for fraud or theft of stored data and information communicated over the Internet;

                - inconsistent quality of service, including well-publicized down times for popular websites;

                -  lack of availability of cost-effective, high-speed service;

                -  limited numbers of local access points for corporate users;

                - delay in the development of enabling technologies or adoption of new standards;

                - inability to integrate business applications with the Internet;

                - the need to operate with multiple and frequently incompatible products; and

                - a lack of tools to simplify access to and use of the Internet.

INCREASING GOVERNMENTAL REGULATION OF THE INTERNET COULD LIMIT THE MARKET FOR OUR PRODUCTS AND SERVICES

        A number of legislative and regulatory proposals under consideration by federal, state, local and foreign governmental organizations may lead to laws or regulations concerning various aspects of the Internet, such as user privacy, taxation of goods and services provided over the Internet, pricing, content and quality of products and services. Legislation could dampen the growth in Internet usage and decrease or limit our acceptance as a communications and commercial medium. If enacted, these laws and regulations could limit the market for our products and services. In addition, existing laws could be applied to the Internet, including consumer privacy laws. Legislation or application of existing laws could expose companies involved in electronic commerce, to increased liability, which could limit the growth of electronic commerce generally.

SECURITY RISKS OF ELECTRONIC COMMERCE MAY DETER FUTURE USE OF OUR PRODUCTS AND SERVICES

        A fundamental requirement to conduct Internet-based electronic commerce is the secure transmission of confidential information over public networks. Failure to prevent security breaches of our customers' networks, or well-publicized security breaches affecting the Internet in general, could significantly harm our business. We cannot be certain that advances in computer capabilities, new discoveries in the field of cryptography, or other developments will not result in a compromise or breach of the security measures of our products and services or our iNiku business website. Anyone who is able to circumvent our security measures could misappropriate proprietary, confidential customer information or cause interruptions in our operations. We may be required to incur significant costs to protect against security breaches or to alleviate problems caused by breaches. Further, a well-publicized compromise of security could deter people from using the Internet to conduct transactions that involve transmitting confidential information.

NEW TAX TREATMENT OF COMPANIES ENGAGED IN INTERNET COMMERCE MAY ADVERSELY AFFECT THE INTERNET INDUSTRY

        Tax authorities on the international, federal, state and local levels are currently reviewing the appropriate tax treatment of companies engaged in Internet commerce. New state tax regulations may subject companies engaged in electronic commerce to additional state sales, income and other taxes. A recently passed federal law places a temporary moratorium on certain types of taxation on electronic commerce. We cannot predict the effect of current attempts to impose sales, income or other taxes on commerce over the Internet; although, if imposed, these taxes would likely increase our cost of doing business.

PROVISIONS OF DELAWARE LAW, OUR CERTIFICATE OF INCORPORATION AND BYLAWS COULD DELAY OR PREVENT A TAKEOVER OF US, EVEN IF DOING SO WOULD BENEFIT OUR STOCKHOLDERS

        Provisions of Delaware law, our certificate of incorporation and bylaws could have the effect of delaying or preventing a third party from acquiring us, even if a change in control would be beneficial to our stockholders. These provisions include:

                - authorizing the issuance of preferred stock without stockholder approval;

                - providing for a classified board of directors with staggered, three-year terms;

                -  prohibiting cumulative voting in the election of directors;

                - requiring two-thirds of the outstanding shares to approve amendments to some provisions of our certificate of incorporation and bylaws;

                - requiring a majority of the stockholders to call stockholders meetings; and

                -  prohibiting stockholder actions by written consent.

FUTURE SALES OF OUR COMMON STOCK MAY CAUSE OUR STOCK PRICE TO DECLINE

        Sales of a large number of shares of our common stock in the market, or the belief that these sales could occur, could cause a drop in the market price of our common stock. Of the 76,637,666 shares of our common stock outstanding at January 27, 2001, substantially all of them are publicly tradable without registration under the Securities Act of 1933.

THE MARKET PRICE FOR OUR COMMON STOCK, LIKE OTHER TECHNOLOGY STOCKS, MIGHT BE VOLATILE AND COULD RESULT IN A DECLINE IN THE VALUE OF YOUR INVESTMENT

        We believe that the market price of our common stock, like other early-stage Internet-related companies, could be volatile. The value of your investment in our common stock could decline due to the impact of any of the following factors upon the market price of our common stock:

                -  variation in our quarterly operating results;

                - announcements of new product or service offerings by us or our competitors;

                - announcement of new customer relationships by us or our competitors;

                -  changes in market valuations of Internet-related companies;

                -  additions to, or departures of, our executive officers; and

                - conditions and trends in the Internet and electronic commerce industries.

        Further, the stock markets, particularly the Nasdaq National Market on which our common stock is listed, have experienced substantial price and volume fluctuations. These fluctuations have particularly affected the market prices of equity securities of many technology and Internet-related companies and have often been unrelated or disproportionate to the operating performance of these companies.

                                 USE OF PROCEEDS

        We will not receive any proceeds from the sales of our common stock by the selling stockholders.

                              SELLING STOCKHOLDERS

        The following table sets forth certain information regarding the shares beneficially owned by the selling stockholders named below as of February 28, 2001. We calculated beneficial ownership according to Rule 13d-3 of the Securities Exchange Act as of this date. Each selling stockholder owns less than 1% of our outstanding common stock.

        The selling stockholders may from time to time offer and sell any or all of their shares as listed below. Because the selling stockholders are not obligated to sell their shares, and because they may also acquire publicly traded shares of our common stock, we cannot estimate how many shares each selling stockholder will beneficially own after this offering. We may update, amend or supplement this prospectus from time to time to update the disclosure in this section.

        All of these shares were acquired by the selling stockholders in connection with our acquisitions of bSource.com, Inc. and 600 Monkeys, Inc. Other than the acquisitions, none of the selling stockholders has, or within the last three years, had any position, office or other material relationship with Niku or any of its affiliates within the past three years. As used in this prospectus, "Selling Stockholders" includes any pledgee, donee, transferees or others who may later hold the selling stockholders interests.

                                                    Shares owned
                                                        before         Shares
Name                                                  offering         Offered
----                                                ------------       -------
Shares acquired in connection with
  acquisition of 600 Monkeys, Inc.

Agency Software Company, Inc. ................          40,568          40,568
Jonah Burlingame .............................           3,352           3,352
Carlton Associates, Inc. .....................          48,938          48,938
Brian Deagan .................................           2,135           2,135
Stephen Hopkins ..............................           2,135           2,135
ITA Investments ..............................          18,372          18,372
William Landers ..............................           2,135           2,135
Lynk Media, Inc. .............................          48,938          48,938
Mowheeler.com ................................           1,699           1,699
Daniel Segan .................................           1,722           1,722
                                                       -------         -------
        Subtotal .............................         169,994         169,994

Shares acquired in connection with
  acquisition of bSource.com, Inc.
Lori Atwood ..................................           7,061           7,061
Brobeck, Phleger & Harrison LLP ..............           4,236           4,236
Frank Crist ..................................             582             582
Roland Deal ..................................          13,240          13,240
Flora Grubb ..................................             397             397
Will Henderson ...............................             397             397
Dan Herbst ...................................             397             397
Angela Hilt ..................................              26              26
Steve Kirsh ..................................         129,759         129,759
Michelle Kley ................................               8               8
Warren Lazarow ...............................             353             353
Paul Leddy ...................................             397             397
Rebecca Marshall .............................             397             397
Ashley Matchett ..............................             662             662
Mike McGowan .................................             344             344
Mike Olch ....................................          11,769          11,769
Rockham Capital ..............................          97,698          97,698
Robert Romero ................................             529             529
Ellen Rothstein ..............................             715             715
Patrick Shea .................................             353             353
Michael Shepherd .............................             317             317
Paul Smith ...................................         129,759         129,759
Peter Stickney ...............................             397             397
Helen Thomas .................................             198             198
                                                       -------         -------
        Subtotal .............................         399,987         399,987
                                                       =======         =======
        Total ................................         569,981         569,981

                              PLAN OF DISTRIBUTION

        The selling stockholders will be offering and selling all shares offered and sold with this prospectus. We will not receive any of the proceeds of the sales of these shares. Selling stockholders may resell all or a portion of their shares in open market transactions in reliance upon available exemptions under the Securities Act, provided they meet the criteria and confirm to the requirements of one of these exemptions.

WHO MAY SELL AND APPLICABLE RESTRICTIONS

        Shares may be offered and sold directly by the selling stockholders from time to time. The selling stockholders could transfer, devise or gift shares by other means.

        Alternatively, the selling stockholders may from time to time offer shares through brokers, dealers or agents that may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom they may act as agent. In effecting sales, broker-dealers that are engaged by the selling stockholders may arrange for other broker-dealers to participate. The selling stockholders and any brokers, dealers or agents who participate in the distribution of the shares may be deemed to be underwriters, and any profits on the sale of shares by them and any discounts, commissions or concessions received by any broker, dealer or agent might be deemed to be underwriting discounts and commissions under the Securities Act. To the extent the selling stockholders may be deemed to be underwriters, the selling stockholders may be subject to statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

        In addition, some of the selling stockholders are venture capital funds, corporations or trusts which may, in the future, distribute their shares to their partners, stockholders or trust beneficiaries, respectively, which distributees may likewise distribute further such shares. Distributed shares may later be sold by such partners, stockholders or trust beneficiaries, or by any of their respective distributees.

PROSPECTUS DELIVERY

        Because selling stockholders may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. At any time a particular offer of the shares is made, a revised prospectus or prospectus supplement, if required, will be distributed which will disclose:

                - the name of the selling stockholder and of any participating underwriters, broker-dealers or agents;

                - the aggregate amount and class and series of shares being offered;

                - the price at which the shares were sold and other material terms of the offering;

                - any discounts, commissions, concessions and other items constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers; and

                - that the participating broker-dealers did not conduct any investigation to verify the information in this prospectus or incorporated in this prospectus by reference.

The prospectus supplement or a post-effective amendment will be filed with the Securities and Exchange Commission to reflect the disclosure of additional information with respect to the distribution of the shares. In addition, if we receive notice from a selling stockholder that a donee or pledgee intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed.

MANNER OF SALES

        The selling stockholders will act independently of the company in making decisions with respect to the timing, manner and size of each sale. Sales may be made over the Nasdaq National Market or the over-the-counter market. The shares may be sold at then prevailing market prices, at prices related to prevailing market prices, at fixed prices or at other negotiated prices.

        The shares may be sold according to one or more of the following methods:

                - a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

                - purchases by a broker or dealer as principal and resale by the broker or dealer for its account as allowed under this prospectus;

                - ordinary brokerage transactions and transactions in which the broker solicits purchasers;

                -  an exchange distribution under the rules of the exchange;

                - face-to-face transactions between sellers and purchasers without a broker-dealer; and

                -  by writing options.

SOME PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SHARES, INCLUDING THE ENTRY OF STABILIZING BIDS OR SYNDICATE COVERING TRANSACTIONS OR THE IMPOSITION OF PENALTY BIDS.

        The selling stockholders and any other person participating in a distribution will be subject to applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder, including Regulation M under the Exchange Act. Regulation M may limit the timing of purchases and sales of any of the shares by the selling stockholders and any other person. The anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. All of the foregoing may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities with respect to the shares.

HEDGING AND OTHER TRANSACTIONS WITH BROKER-DEALERS

        In connection with distributions of the shares, the selling stockholders may enter into hedging transactions with broker-dealers. In connection with these transactions, broker-dealers may engage in short sales of the registered shares in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell shares short and redeliver the shares to close out short positions. The selling stockholders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the registered shares. The broker-dealer may then resell or transfer these shares with this prospectus. A selling stockholder may also loan or pledge the registered shares to a broker-dealer and the broker-dealer may sell the shares so loaned or, upon a default, the broker-dealer may effect sales of the pledged shares with this prospectus.

EXPENSES ASSOCIATED WITH REGISTRATION

        We have agreed to pay the expenses of registering the shares under the Securities Act, including registration and filing fees, printing and duplication expenses, administrative expenses, legal fees, including fees for one legal counsel retained by the selling stockholders and accounting fees. If the shares are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts, underwriting commissions and agent commissions.

INDEMNIFICATION AND CONTRIBUTION

        We and the selling stockholders have agreed to indemnify or provide contribution to each other and specified other persons against some liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act. The selling stockholders may also agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against some liabilities, including liabilities arising under the Securities Act.

SUSPENSION OF THIS OFFERING

        We may suspend the use of this prospectus if we learn of any event that causes this prospectus to include an untrue statement of material fact or omit to state a material fact required to be stated in the prospectus or necessary to make the statements in the prospectus not misleading in light of the circumstances then existing. If this type of event occurs, a prospectus supplement or post-effective amendment, if required, will be distributed to each selling stockholder.



                                  LEGAL MATTERS

        Fenwick & West LLP, Palo Alto, California, will pass upon the validity of the shares of common stock offered by this prospectus. As of February 28, 2001, two investment partnerships associated with Fenwick & West LLP beneficially owned an aggregate of 30,000 shares of our common stock.

                                     EXPERTS


        The consolidated balance sheets of Niku Corporation and subsidiaries as of January 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' deficit and cash flows for each of the years then ended, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, and upon the authority of said firm as experts in accounting and auditing.

        The consolidated financial statements of ABT Corporation and subsidiaries as of December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, incorporated in this prospectus by reference to the Form 8-K filed on August 18, 2000 and the Form 8-K/A filed on October 18, 2000, in connection with the acquisition of ABT Corporation, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firms as experts in auditing and accounting.



                       WHERE YOU CAN FIND MORE INFORMATION

        Because we are subject to the informational requirements of the Exchange Act, we file reports and other information with the Commission. You may obtain copies of this material from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at rates prescribed by the Commission. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. Reports, proxy and information statements and other information that we file electronically with the Commission are available at the Commission's web site at http://www.sec.gov.

        We have filed with the Commission a registration statement on Form S-3 under the Securities Act with respect to the common stock offered with this prospectus. This prospectus does not contain all of the information in the registration statement, parts of which we have omitted, as allowed under the rules and regulations of the Commission. You should refer to the registration statement for further information with respect to us and our common stock. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement.

        We will furnish without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of the information that has been incorporated into this prospectus by reference (except exhibits, unless they are specifically incorporated by reference into this prospectus). You should direct any requests for copies to Investor Relations, Niku Corporation, 305 Main Street, Redwood City, California 95063.

        The SEC allows us to "incorporate by reference" information from other documents that we file with them, which means that we can disclose important information by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the sale of all the shares covered by this prospectus:

                - our quarterly reports on Form 10-Q for the quarter periods ended April 29, 2000, July 29, 2000 and October 28, 2000;

                - our Annual Report on Form 10-K for the fiscal year ended January 29, 2000

                - our Form 8-K filed August 18, 2000 and our Form 8-K/A filed October 18, 2000 in connection with the acquisition of ABT Corporation;

                - the description of our common stock contained in our registration statement on Forms 8-A filed with the Commission on January 6, 2000 under Section 12(g) of the Exchange Act, including any amendment or report filed for the purpose of updating such description; and

                - all documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and before the termination of this offering.

        To the extent that any statement in this prospectus is inconsistent with any statement that is incorporated by reference, the statement in this prospectus shall control and any inconsistent incorporated statement shall not be deemed to constitute a part of this prospectus or the registration statement. You should rely only on the information incorporated by reference or provided in this prospectus or any supplement, other than any information superseded by a later document filed with the SEC and incorporated by reference in this prospectus. We have not authorized anyone else to provide you with different information. The selling shareholders may not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

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                                NIKU CORPORATION

                                569,981 SHARES OF
                                  COMMON STOCK








                              --------------------
                                   PROSPECTUS
                                  MARCH 9, 2001

                              --------------------

        YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. THE SELLING STOCKHOLDERS ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF COMMON STOCK.

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